OMB APPROVAL
OMB Number 3235-0287
Expires: Sept. 30, 1998
Estimated average burden
hours per response...............0.5

Check this box if no longer

subject to Section 16. Form 4

of Form 5 obligations may

continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer
Scheper Charles R.	GREAT AMERICAN FINANCIAL RESOURCES, INC. (GFR)					(Check all applicable) __ X _ Director _ _ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security			4. Statement for			__ X Officer (give	_ __ Other (specify
250 East Fifth Street	Number of Reporting Person (Voluntary)			Month/Year	April 2, 2003		title below) below) Chief Operating Officer
(Street)	###-##-####			5. If Amendment,			7. Individual or Joint/Group Filing (check applicable line)
Cincinnati, Ohio 45202				Date of Original (month/Year)			__X__ Form filed by One Reporting Person _____ Form filed by More Than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	(End of Month Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	ficial Owner- ship (Instr. 4)
Common Stock, $1.00 par value	3/31/03	A		3,162	A	$13.55	6,302	D
Common Stock, $1.00 par value							1,334.4782	I	BY ESORP
							41,624.12	I	Held in
Defered
Compensation
Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

SEC 1474 (7/96)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative	3. Trans- action Date	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month//Day/Year)			7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- Ative Secur- Eriv- Ative Secur- ity	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)				Date		Expiration		Amount or	Ity (Instr. 5)	ficially Owned at End of	ity Direct (D) or Indi-	ship (Instr. 4)
			Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)

Explanation of Responses:

.